Exhibit 99.3

SPHERE 3D CORP.

CODE OF BUSINESS CONDUCT AND ETHICS POLICY

Introduction

The Code of Business Conduct and Ethics Policy (the “Code”) has been approved by the Board of Directors (the “Board”) of Sphere 3D Corp. (the “Company” or “Sphere 3D”) to govern the business-related conduct of all employees, officers, directors, agents and contractors of Sphere 3D (the “Sphere 3D Representatives”) to maintain the highest standards of ethical conduct in corporate affairs. This Code is intended to comply with Canadian and United States securities law and stock exchange requirements. Specifically, the purpose of this Code is to encourage among Sphere 3D Representatives a culture of honesty, accountability and mutual respect; to provide guidance to help Sphere 3D Representatives recognize ethical issues; and to provide mechanisms to support the resolution of ethical issues.

Responsibilities to Employees

Sphere 3D recognizes that its employees are Sphere 3D’s most valuable resource and that they provide Sphere 3D with its competitive edge needed to compete in today’s marketplace. Sphere 3D is committed to the development of human resources policies and practices which, while meeting the needs of the business, will attract and retain employees of the highest caliber.

Sphere 3D adheres to the policy of equal employment opportunity, and will employ people on the basis of their ability to do the work without regard to race, religion, national origin, sex, sexual orientation, age, handicap or any other basis for discrimination.

It is Sphere 3D’s policy that relatives (i.e. defined for purposes of this section to include spouses, common law spouses, parents, children, brothers, sisters, brothers-in-law, sisters-in-law, parents-in-law, stepparents, stepsiblings, and stepchildren) of Sphere 3D Representatives may be hired only if they will not be working directly for or supervising a relative or will not occupy a position in the same department within the organization. If already employed, a Sphere 3D Representative cannot be transferred into a position where such individual would be reporting to a relative.

Sphere 3D is committed to provide a safe and healthy work environment for all Sphere 3D Representatives and to develop programs that promote and safeguard employee well-being.

Sphere 3D provides competitive compensation and benefit programs in relation to individual job responsibilities and performance based on Sphere 3D’s ability to pay and on the prevailing standards in the communities where Sphere 3D is located.

Wherever possible, Sphere 3D promotes employees from within, and will continue to provide opportunities for self-improvement and individual growth.

Subject to any applicable legal requirements, Sphere 3D protects the confidentiality of all employee records.

Sphere 3D seeks every occasion to communicate timely information to all Sphere 3D Representatives about Sphere 3D policies, plans and the status of issues which directly affect Sphere 3D Representatives.

Responsibilities to Customers

Sphere 3D will continue its successful business operations by striving to provide products and services that satisfy the needs and exceed the expectations of our customers.

This not only reflects customers’ expectations, but goes further to ensure that we strive to be leaders in our field. To fulfill this policy, not only must our products and services be of the highest quality, but we must also maintain the highest standard of integrity and honesty in our relations with customers.

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Responsibilities to Shareholders

Shareholders are the owners of the business and expect a fair return on their investment related to their financial risk. Sphere 3D believes that it is the responsibility and objective of all Sphere 3D Representatives to work towards the achievement of profit and a fair return on the invested dollars of its shareholders. Sphere 3D is and will remain politically neutral in all jurisdictions. Sphere 3D funds will not be used for political contributions.

Sphere 3D willingly complies with all requirements for the provision of information to shareholders and the appropriate financial regulatory bodies. However, Sphere 3D recognizes that shareholders and prospective shareholders also depend on the financial community (financial analysts, investment managers, the financial media) and others for an ongoing and independent assessment of the financial prospects and activities of Sphere 3D.

Sphere 3D commits to provide information to the international financial community on corporate matters of significance in which both they and the shareholders may have a common interest. Such information will be provided in compliance with all regulatory requirements and the Corporation’s Disclosure, Confidentiality and Insider Trading Policy.

Sphere 3D commits to provide a timely response to all reasonable and responsible requests for information from shareholders and the financial community. Such information will be provided in compliance with all regulatory requirements and the Corporation’s Disclosure, Confidentiality and Insider Trading Policy.

Business Practices with Suppliers

Sphere 3D’s objective is to maintain open and frank business dealings with its suppliers and to strive to develop mutually advantageous relationships.

Our selection of suppliers is based on quality, price and service offered by the prospective supplier. Sphere 3D gives due consideration to multiple sources of supply to assure continuity of deliveries. Supplies may also be purchased from customers of Sphere 3D when a combination of quality, price and service make them advantageous over those of other suppliers.

Employees who are materially involved in the purchase and/or lease of supplies and services will conduct all business with suppliers under the strictest interpretation of the guidelines for “Conflict of Interest”.

Business Practices with Competitors

Sphere 3D supports the concept of fair competition and willingly complies with the competition and anti-trust laws of the countries in which it does business. Sphere 3D and any Sphere 3D Representative refuse to participate in or to be associated with agreements or understandings with competitors to limit or restrict competition with respect to such matters as price, terms or conditions of sale, resale price schemes, tied sales, or any other restrictive agreements, practices or activities designed to discredit competitors and their products or to obtain improperly their confidential information and/or trade secrets.

Business Practices - Financial Reporting

To make significant decisions, shareholders and management rely upon the financial statements of Sphere 3D. Sphere 3D has an obligation in compliance with applicable laws to make full, fair, accurate, timely and understandable disclosure in its financial records and statements, in reports and documents that it files with or submits to securities regulatory authorities and in its other public communications.

Sphere 3D maintains a system of internal controls to ensure that financial statements fairly present both the results of operations and the financial position of Sphere 3D in accordance with Canadian Generally Accepted Accounting Principles consistently applied from one accounting period to the next.

Accounting records are prepared on a timely basis to comply with regulatory and statutory requirements. All Sphere 3D Representatives in accounting and financial positions have an obligation to ensure that:

•	no entries are made which intentionally conceal or disguise the true nature of any Sphere 3D transaction;

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•	no fund or account is established or maintained for a purpose that is not fully and accurately described in the relevant books and records;

•	no false or deceptive entries are made for any reason in the books or records of Sphere 3D;

•	all entries accurately describe the transactions they purport to cover;

•	payments are made only for actual services rendered or products delivered or received; and

•	Sphere 3D records are retained in a manner and for such periods as management instructs and as laws and regulations direct.

Conflict of Interest

It is essential that Sphere 3D conducts its affairs ethically and unquestionably within the spirit of the law as to be beyond reproach. Sphere 3D Representatives are required to be entirely free from the influence of any conflict of interest when fulfilling their responsibilities to Sphere 3D.

An actual or potential conflict of interest occurs when a Sphere 3D Representative is in a position to influence a decision that may result in a personal gain for that Sphere 3D Representative or for a relative (i.e. defined for purposes of this section as a person who is related by blood or marriage, or whose relationship with the Sphere 3D Representative is similar to that of persons who are related by blood or marriage) as a result of this organization’s business dealings.

No “presumption of guilt” is created by the mere existence of a relationship with outside firms. However, if a Sphere 3D Representative has any influence on transactions involving purchases, contracts, or leases, it is imperative that he or she disclose to senior management as well as the Compliance Officer (as defined below) as soon as possible the existence of any actual or potential conflict of interest so that safeguards can be established to protect all parties.

The following policies shall be observed by all Sphere 3D Representatives:

•	Sphere 3D Representatives will not use or disclose confidential information concerning Sphere 3D’s business to unauthorized persons;

•	Sphere 3D Representatives will refrain from any outside activity that might conflict or compete with Sphere 3D’s interest;

•	Sphere 3D Representatives will not offer, solicit or accept material rewards, gifts or services of any kind made with the intention of obtaining or retaining Sphere 3D’s business. The practice of Sphere 3D Representatives accepting gifts beyond the normal amenity of customer/business practice is considered neither desirable nor ethical. The Chief Executive Officer (“CEO”) or Board may make an exception and allow the acceptance of a gift or reward from an external source if it is believed that to do so would result in enhanced business relations and not represent a benefit to an individual employee;

•	Sphere 3D Representatives will not accept rewards or gifts of significant monetary value from their subordinates;

•	Sphere 3D or any Sphere 3D Representative will not make payments or gifts to government or client employees or with the object of influencing substantive decisions of a judgmental nature by government or client employees or officials;

•	any Sphere 3D Representative who has information about or knowledge of any prohibited payment, or any non-compliance with laws and regulations in any jurisdiction, shall promptly report such matters in writing to the Compliance Officer, which, if appropriate, will be promptly reviewed by the CEO and Chairman of the Audit Committee for appropriate action;

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•	Sphere 3D Representatives will not engage in any outside activity which may adversely affect the performance of their duties at Sphere 3D or which might embarrass or discredit Sphere 3D, its products, services, or personnel;

•	Sphere 3D will not make loans or extend credit guarantees to or for the personal benefit of any executive officers or director;

•	Sphere 3D employees are prohibited from taking part in any outside employment or directorships without the prior written approval of the CEO (or the approval of the Chairman of the Nominating and Governance Committee in the case of the CEO), except for minor and unrelated employment and for directorships that in each case do not interfere with the employee’s duties to Sphere 3D;

•	the materials, products, designs, plans, ideas and data of this organization are the property of Sphere 3D and should never be given to an outside firm or individual except through normal channels and with appropriate authorization;

•	Sphere 3D Representatives must receive written permission from the CEO or the Compliance Officer before developing, outside of Sphere 3D, any products, software or intellectual property that may be related to Sphere 3D’s current or potential business;

•	No Sphere 3D employee shall hold a material or controlling interest (i.e., absence evidence to the contrary, understood to be in excess of 5% of the outstanding securities of such entity) of any customer, supplier, or competitor of Sphere 3D if ownership of the securities would be likely to affect adversely either the employee’s ability to exercise independent professional judgment on behalf of Sphere 3D or the quality of such employee’s work. The question of possible employee conflict of interest related to personal gain that could result from the employee’s actual or potential power to influence dealings between Sphere 3D and the “outsider” or competitor is very complex. Employees should consult with the Compliance Officer about such matters; and

•	Sphere 3D Representatives should only trade in the common shares of Sphere 3D, in strict compliance with applicable securities laws and regulations that deal with “insider” trading and use of non-public information. All Sphere 3D Representatives are required to adhere to the terms of any Insider Trading and Blackout Policy that Sphere 3D may adopt from time to time. When in doubt, employees should discuss their questions with management or contact Sphere 3D’s Compliance Officer for clarification.

Compliance with Laws

Obeying the law, both in letter and in spirit, is the foundation of this Code. Our success depends upon each employee operating within legal guidelines and cooperating with local, national and international authorities. It is therefore essential that each Sphere 3D employee understands the legal and regulatory requirements applicable to his or her area of responsibility. Each Sphere 3D Employee is responsible for being aware of the laws, rules and regulations affecting his or her job and conducting himself or herself in accordance with those laws, rules and regulations, and every supervisor and manager is responsible for communicating those standards to the employees he or she supervises. If employees have a question in the area of legal compliance, it is important that employees discuss their questions with management or contact Sphere 3D’s Compliance Officer.

Administration

The Board is ultimately responsible for implementation and administration of this Code. The Board has designated a Compliance Officer for the day-to-day implementation and administration of this Code. The Board’s current designations, together with contact information, are set out in Schedule A to this Code.

While this Code is designed to provide helpful guidelines, it is not intended to address every situation. Dishonest or unethical conduct or conduct that is illegal will constitute a violation of this Code, regardless of whether such conduct is specifically referenced in this Code.

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It is not intended that there be any waivers granted under the Code. In the unlikely event that a waiver is considered and granted, it must receive prior approval by the Nominating and Governance Committee1 if it includes a director or an executive officer, or by the CEO in the case of any other Sphere 3D Representative. In such circumstances, any waivers or amendments will be disclosed promptly in accordance with applicable securities laws.

If laws or other policies and codes of conduct differ from this Code, or if there is a question as to whether this Code applies to a particular situation, Sphere 3D Representatives should check with the Compliance Officer before acting. If there are any questions about any situation, Sphere 3D Representatives should ask the Compliance Officer how to handle the situation. However, every supervisor and manager is responsible for helping employees to understand and comply with the Code.

Sphere 3D will take such disciplinary or preventive action as it deems appropriate to address any existing or potential violation of this Code brought to its attention.

Reporting of Violations Procedure

Notification of Complaint

Sphere 3D Representatives who observe, learn of, or, in good faith, suspect a violation of this Code must immediately report the violation to the Compliance Officer or the Chairman of the Nominating and Governance Committee if the violation may involve the Compliance Officer. Sphere 3D Representatives who report violations or suspected violations in good faith will not be subject to retaliation of any kind. Reported violations will be investigated and addressed promptly and will be treated confidentially to the extent possible. A violation of this Code may result in disciplinary action, which may include termination of a Sphere 3D Representative’s relationship with Sphere 3D. Whenever practical, the complaint should be made in writing.

Investigation

Reports of violations will be investigated under the supervision of the Compliance Officer or, in the case of a violation involving a director or an executive officer, under the supervision of the Nominating and Governance Committee. Relevant corporate records will be reviewed and pertinent Sphere 3D Representatives and others may be interviewed in order to determine the existence and extent of any violation. Sphere 3D Representatives are expected to cooperate in the investigation of reported violations. The Compliance Officer shall report on the fact of the commencement of an investigation and the conclusions of the investigation to the CEO and, if warranted in the circumstances, the Chairman of the Nominating and Governance Committee.

Confidentiality

Except as may be required by law or the requirements of the resulting investigation, the Compliance Officer and others conducting the investigation shall not disclose the identity of anyone who reports a suspected violation if anonymity is requested. Except as may be required by law or the requirements of the resulting investigation, all reports of violations and related consultations will be kept confidential to the extent possible under the circumstances.

Protection Against Retaliation

Retaliation in any form against an individual who reports an alleged violation of this Code, even if the report is mistaken (except where the individual knowingly files an improper report), may itself be a violation of law and is a serious violation of this Code. Any alleged act of retaliation must be reported immediately to the Compliance Officer. If determined to have in fact occurred, any act of retaliation will result in appropriate disciplinary action, which may include termination of the Sphere 3D Representative.

Compliance

Adherence to Code; Disciplinary Action

All Sphere 3D Representatives have a responsibility to understand and follow this Code. In addition, all Sphere 3D Representatives are expected to perform their work with honesty and integrity in all areas not specifically addressed in this Policy. Sphere 3D will discipline any Sphere 3D Representative who violates this Code or related practices. Such discipline

[1]	Conforms to the responsibility in Section 3(h) of the Nominating and Governance Committee Charter.

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may include, among other things, written notice to the Sphere 3D Representative that Sphere 3D has determined that there has been a violation, censure by Sphere 3D, demotion or re-assignment, suspension with or without pay or benefits, or termination of the Sphere 3D Representative’s relationship with Sphere 3D.

Records of all violations of this Code and the disciplinary action taken will be maintained by the Compliance Officer and will be placed in the Sphere 3D Representative’s personnel file.

Sphere 3D will notify and cooperate with the police or other governmental authorities regarding acts of Sphere 3D Representatives involving violations of law, including Sphere 3D bringing suit against employees or former employees to defend its rights.

Communications

Sphere 3D strongly encourages dialogue among Sphere 3D Representatives and their supervisors to make everyone aware of situations that give rise to ethical questions and to articulate acceptable ways of handling those situations. The Compliance Officer shall provide a report to the Board on a periodic basis on any investigations or significant matters arising under this Code.

Responsibility of Senior Employees

Officers and other managerial employees are expected to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Managerial employees may be disciplined if they do not report misconduct, do not take reasonable measures to detect misconduct or do not demonstrate the appropriate leadership to ensure compliance.

Related Sphere 3D Policies

This Code should be read in conjunction with Sphere 3D’s other related policy documents, including Sphere 3D’s Employee Handbook. This Code supplements, but does not supersede, any contractual obligation any person may have under the terms of any agreements with Sphere 3D.

Approval; Amendment

This Code was approved and adopted by the Board of Sphere 3D Inc. on February 15, 2012. Sphere 3D is committed to reviewing and updating its policies and procedures on a periodic basis. Therefore, this Code may be revised, changed or amended at any time by the Board. Any amendment to the Code will be disclosed promptly to Sphere 3D Representatives and will be disclosed publicly in accordance with applicable securities laws.

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Schedule A

The Board has made the following designations:

As Compliance Officer:

Kurt Kalbfleisch

Chief Financial Officer

Sphere 3D Corp.

9112 Spectrum Center Blvd.San Diego, CA 92123

Telephone: 858-495-4211

Email: kkalbfleisch@overlandstorage.com

Chairman of the Board

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Eric Kelly

125 South Market Street

San Jose, CA 95113

Telephone: (408-823-4740)

Email: ekelly@overlandstorage.com

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